Exhibit 1
Amended and Restated Joint Filing Agreement

This Amended and Restated Joint Filing Agreement, dated as of January 7, 2010, between Pinetree Resource Partnership and Pinetree Capital Ltd. (collectively, the “Parties”), amends and restates the Joint Filing Agreement between Pinetree Resource Partnership and Pinetree Capital Ltd. dated as of April 3, 2010.

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $0.001 par value per share, of Silica Resources Corporation (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, but not for the completeness or accuracy of the information concerning the other Parties except to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

PINETREE RESOURCE PARTNERSHIP
By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Authorized Signing Officer

PINETREE CAPITAL LTD.
By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Executive Vice President and Chief Financial Officer

Page 11 of 11 pages